  Exhibit 99.1

High Tide Signs Limited Cannabis Distribution Agreement With Manitoba Liquor and Lotteries

CALGARY, AB, Feb. 13, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that, through its wholly owned subsidiary Valiant Distribution Canada, it has signed an agreement with the Manitoba Liquor and Lotteries Corporation (MBLL) through which it will be a distributor of cannabis products to cannabis retailers in Manitoba. Through this agreement Valiant will be able to warehouse products in the province from licensed producers and distribute these products to licensed retailers while being responsible for inventory management, and tracking.

"We are thrilled to be extending our wholesale and distribution services into Manitoba through Valiant Distribution Canada, building on our established setup and experience in wholesaling cannabis products and consumption accessories in Saskatchewan, consumption accessories through our Calgary warehouse, as well as leveraging our experience and success in distributing in the United States and Europe through our warehouses in Las Vegas and Amsterdam," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"This new limited distribution agreement in Manitoba further enhances our strategic relationships with key partners across all segments of our business, while continuing to deepen our expertise across the broader cannabis value chain. We look forward to building on our record of delivering efficiency and a high level of service in Manitoba, and encourage other provinces to follow Manitoba and Saskatchewan's lead in leveraging private sector expertise in wholesale distribution and fulfillment services," added Mr. Grover.

ABOUT VALIANT DISTRIBUTION

Founded in 2011 as RGR Canada, Valiant Distribution is a North American wholesaler of premium consumption accessories with distribution facilities in Las Vegas, Calgary and Amsterdam. As the backbone of High Tide's vertical integration strategy, Valiant distributes consumption accessories to all High Tide retail channels alongside its own international network of retail and distribution partners.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 163 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the success of our distribution business in Manitoba. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 12:00e 13-FEB-24